UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION'S NEW BREEZENET®B100 ACHIEVESBREAKTHROUGHSPEEDS, PERFORMANCEFOR POINT-TO-POINT ACCESS, BACKHAUL APPLICATIONS,dated May 16, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: May 16, 2006                    By: /s/ Dafna Gruber
                      Name: Dafna Gruber
                      Title:   Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION’S NEW BREEZENET® B100 ACHIEVES BREAKTHROUGH
 SPEEDS, PERFORMANCE FOR POINT-TO-POINT ACCESS, BACKHAUL APPLICATIONS

Available Q3 2006, Product Offers Up to 108 Mbps in 5GHz to Support Real Time
Video, Voice, Data Services Including Backhauling WiMAX, Other Networks
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Tel Aviv, Israel, May 16, 2006 - Alvarion Ltd., (NASDAQ: ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that its new BreezeNET B100 has achieved breakthrough speeds and performance for point-to-point broadband access and backhaul applications. Available in Q3 2006, the B100 is a carrier class wireless bridging solution that operates in the licensed-exempt 5 GHz band and offers up to 108Mbps. The product addresses the growing market need for robust, high capacity systems to support real time video, voice, and data services and the backhauling of high performance WiMAX broadband access and other networks, including those built using Alvarion’s BreezeMAX™ and BreezeACCESS® VL products.

"Today's need for increased bandwidth stems partly from municipalities and the public safety market demands, particularly in North America and Europe," said Esme Vos, founder of Muniwireless.com. "Broadband networks supplying these needs must combine high capacity, 100% reliable point-to-point bridging and backhauling at the right cost, and many times, operate in a licensed-exempt band."

Also targeting building-to-building enterprise connectivity, cellular backhaul, and high capacity access applications, such as real-time video, voice, and data services, the B100 is a field proven extension to Alvarion’s widely deployed BreezeNET B family of point-to-point solutions and already successful BreezeNET B14 and BreezeNET B28 products. Widely used also to deliver broadband services for government, other public sector customers, and public safety and homeland security uses such as video surveillance, highway patrol, vehicle tracking and video streaming, BreezeNET B products are sufficiently flexible and robust for most any deployment environment.

“Our BreezeNET B100 gives operators the ability to quickly and easily deploy the highest capacity broadband access and backhaul links to meet users’ ever growing needs for bandwidth, while avoiding the high recurring costs of leased lines," said Rudy Leser, Alvarion corporate vice president of strategy and marketing. "Leveraging our advanced technology and decade plus of market leadership, Alvarion is best positioned to offer new products to meet this demand and to pinpoint specific applications, such as public safety. In addition, BreezeNET B is the perfect complement to our widely deployed BreezeMAX and BreezeACCESS VL network systems, with its ability to be deployed in most any geography or climate in the world."

Currently in field trials, the BreezeNET B100 will be available first in the 5.8 GHz and 5.4GHz bands and can be easily co-located with other Alvarion products. BreezeNET B100, like the whole BreezeNET B product line, incorporates robust outdoor and OFDM technologies to provide broadband connections for an array of applications including in non-line-of-sight environments. BreezeNET B products are an ideal alternative to expensive leased lines, providing a quick way to establish high bandwidth links to connect campuses, industrial zones, and remote offices to a company headquarters.

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About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.
Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.

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